Exhibit 99.1

ASX/Media Release

Immutep Quarterly Activities Report & Appendix 4C

•	New interim TACTI-002 data from 2nd line metastatic non-small cell lung carcinoma (NSCLC) patients shows encouraging early overall survival rate of 73.7% at the six-month landmark

•	Constructive feedback from the US FDA regarding the clinical development program for efti in metastatic breast cancer (MBC)

•	New interim data for 1st line NSCLC patients from TACTI-002 to be reported in a prestigious Oral Presentation at ASCO in June 2022

•	Phase IIb TACTI-003 patient recruitment advancing

•	Strong cash and cash equivalent balance as at 31 March 2022: $87.2 million

•	Distinguished Australian businesswoman, Lucy Turnbull AO, re-joins Board as Non-executive Director (NED), following the passing of NED Grant Chamberlain

SYDNEY, AUSTRALIA – 29 April 2022 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”), a biotechnology company developing novel LAG-3-related immunotherapy treatments for and autoimmune disease, provides an update on the ongoing development of its product candidates, eftilagimod alpha (“efti”) and IMP761 for the quarter ended 31 March 2022 (Q3 FY22).

Efti Development Program for Cancer

AIPAC - Phase IIb clinical trial

Immutep will report new biomarker and multivariate analysis data from the Phase IIb AIPAC trial in a poster presentation at ESMO’s Breast Cancer Congress in May 2022. The trial evaluated efti in combination with paclitaxel chemotherapy in 227 patients with HER2-negative/HR positive metastatic breast cancer (HR+ MBC). Final Overall Survival results were reported in November 2021 showing a statistically significant survival benefit in multiple patient subgroups.

AIPAC-003 - planned registrational trial

In March 2022, Immutep received constructive feedback from the US Food and Drug Administration (FDA) regarding its clinical development program for efti in MBC. The FDA has supported Immutep’s view to continue exploring efti in MBC in a new registrational trial, based on previously reported clinical data, including the final Overall Survival data from the Phase IIb AIPAC trial. The planned new registrational trial, AIPAC-003, will be based on Immutep’s completed Phase IIb AIPAC trial, but with an optimised design and for patients who are likely to benefit most from the treatment.

The FDA advice follows feedback from the European Medicines Agency (EMA) regarding the efti program received in Q2 of FY22. Additional regulatory interactions are ongoing, including with the FDA and EMA.

Immutep Limited, Level 33, Australia Square

264 George Street, Sydney NSW 2000

ABN: 90 009 237 889

TACTI-003 - Phase IIb clinical trial

Recruitment of 1st line head and neck squamous cell carcinoma (HNSCC) patients into the TACTI-003 trial continued in Q3 FY22. 21 patients out of approximately 154 have been enrolled into the trial. To date, 21 sites have been activated out of 30 sites. TACTI-003 is a Phase IIb multicentre, open label, randomised and controlled trial. It was granted fast track designation for 1st line HNSCC by the US FDA in 2021.

TACTI-002 (also designated KEYNOTE-PN798) - Phase II clinical trial

Immutep reported new interim data from patients with 2nd line metastatic NSCLC from the Phase II TACTI-002 trial in a poster presentation at ESMO’s European Lung Cancer Congress (ELCC) in March 2022. Efti, in combination with pembrolizumab, is showing an encouraging early overall survival rate of 73.7% at the six-month landmark, along with promising interim disease control and tumour growth kinetics. These early signs are supportive that efti may boost the body’s immune system to enable pembrolizumab to work more effectively in NSCLC patients that have progressive disease after 1st line treatment with anti-PD-1 or anti-PD-1 plus chemotherapy.

As announced yesterday, new interim data for 1st line NSCLC patients from TACTI-002 has been selected for a prestigious Oral Presentation at the American Society of Clinical Oncology’s (ASCO) 2022 Annual Meeting.

In addition, the Phase IIb TACTI-003 trial design will be presented in a Trial-in-Progress Poster Presentation. ASCO’s 2022 Annual Meeting will take place in-person and online from 3-7 June 2022 in Chicago, United States.

INSIGHT-003 - triple combination

Patient recruitment is ongoing for INSIGHT-003 which is an investigator-initiated Phase I trial taking place at the Institute of Clinical Cancer Research, Krankenhaus Nordwest (IKF), Germany. Already 10 out of a total of 20 patients with various solid tumours are now participating in the trial. The study is evaluating a triple combination therapy consisting of efti and an existing approved standard of care combination of chemotherapy (carboplatin) and an anti-PD-1 therapy. Interim results from the study are expected to be reported in 2022.

IMP761 Development Program for Autoimmune Disease

Immutep is continuing the required preclinical development evaluations of IMP761 prior to entering clinical trials. In addition, the Company’s contract development and manufacturing organisation partner, Northway Biotech is progressing development of a GMP-compliant manufacturing process of IMP761 to prepare the materials needed for the clinical trials.

Intellectual Property

In February 2022, Immutep was granted a new Australian patent protecting its intellectual property for therapeutic preparations comprising efti and an anti-PD-1 or anti-PD-L1 antibody, such as pembrolizumab, nivolumab, avelumab, durvalumab or atezolizumab.

The Company and its out-licensing partner for IMP701, Novartis, were granted a new patent by the Japanese Patent Office for LAG525 (IMP701) for the treatment of cancer. The new patent protects pharmaceutical

Immutep Limited, Level 33, Australia Square

264 George Street, Sydney NSW 2000

ABN: 90 009 237 889

compositions comprising LAG525 in a specific dose and for use in a defined treatment regimen. The compositions may also be administered in combination with a second agent such as an anti-PD-1 antibody, an anti-PD-L1 antibody or a chemotherapeutic agent. LAG525 (INN: ieramilimab) is a humanised form of Immutep’s IMP701 antibody.

During the quarter, Immutep was also granted a new patent for its preclinical autoimmune candidate, IMP761, by the Russian Federal Service for Intellectual Property, known as Rospatent. The patent protects IMP761 and related methods of use in inflammatory and autoimmune disease for the territory of the Russian Federation.

Corporate Update

Board Changes

Immutep was deeply saddened by the sudden and unexpected passing of Non-Executive Director Grant Chamberlain in January 2022. Mr Chamberlain was a well-respected and much liked member of the Immutep team. The Board and staff of Immutep extend their sincere condolences to his family and friends.

The Company welcomed distinguished Australian businesswoman, philanthropist and former local government politician, Lucy Turnbull AO as a Non-executive Director of Immutep in February 2022. Ms Turnbull re-joined Immutep’s Board having previously served as its Chairman from October 2010 to November 2017, stepping down from the role due to professional and personal commitments at the time.

Financial Summary

Cash receipts from customers for the quarter were $8k, compared to $14k in Q2 FY22 (i.e., the quarter ended 31 December 2021).

The net cash used in G&A activities in the quarter was $1.6 million compared to $0.2 million in Q2 FY22. The difference compared with the last quarter is mainly due to the prepayment of certain annual expenses. Payments to Related Parties, detailed in Item 6 of the Appendix 4C cash flow report for the quarter includes $127k in payment of Non-Executive Director’s fees and Executive Director’s remuneration.

The net cash used in Research and Development activities in the quarter was $8.13 million, compared to $4.67 million in Q2 FY22. The higher cash outflows in Q3 FY22 were mainly due to increased efti and IMP761 contract manufacturing activities. Total net cash outflows used in operating activities in the quarter were $10.95 million. In comparison, total net cash outflows from operating activities in Q2 FY22 were $6.06 million.

The Company’s cash and cash equivalent balance as at 31 March 2022 was $87.20 million compared to a balance of $99.66 million as at 31 December 2021. Immutep’s higher than planned cash balance puts the company in a strong financial position with an expected cash reach based on current estimates of early 2024.

A copy of the Appendix 4C - Quarterly Cash Flow Report for the quarter is attached.

Immutep Limited, Level 33, Australia Square

264 George Street, Sydney NSW 2000

ABN: 90 009 237 889

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of LAG-3 related immunotherapeutic products for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

Immutep’s current lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3 fusion protein (LAG-3Ig), which is a first-in-class antigen presenting cell (APC) activator being explored in cancer and infectious disease. Immutep is also developing an agonist of LAG-3 (IMP761) for autoimmune disease. Additional LAG-3 products, including antibodies for immune response modulation, are being developed by Immutep’s large pharmaceutical partners.

Further information can be found on the Company’s website www.immutep.com or by contacting:

Australian Investors/Media:

Catherine Strong, Citadel-MAGNUS

+61 (0)406 759 268; cstrong@citadelmagnus.com

U.S. Media:

Tim McCarthy, LifeSci Advisors

+1 (212) 915.2564; tim@lifesciadvisors.com

This announcement was authorised for release by the Board of Immutep Limited.

Immutep Limited, Level 33, Australia Square

264 George Street, Sydney NSW 2000

ABN: 90 009 237 889

Rule 4.7B

Appendix 4C

Quarterly cash flow report for entities

subject to Listing Rule 4.7B

Name of entity

Immutep Limited

ABN	Quarter ended (“current quarter”)

90 009 237 889	31 March 2022

Consolidated statement of cash flows	Current quarter $A’000	Year to date (9 months) $A’000
1. Cash flows from operating activities
1.1 Receipts from customers	8	78
1.2 Payments for
(a) research and development	(8,125)	(19,627)
(b) product manufacturing and operating costs	—	—
(c) advertising and marketing	(106)	(316)
(d) leased assets	—	—
(e) staff costs	(1,187)	(3,328)
(f) administration and corporate costs	(1,592)	(2,781)
1.3 Dividends received (see note 3)	—	—
1.4 Interest received	52	182
1.5 Interest and other costs of finance paid	(14)	(23)
1.6 Income taxes paid	—	—
1.7 Government grants and tax incentives	12	3,434
1.8 Other (provide details if material)	—	—

1.9 Net cash from / (used in) operating activities	(10,952)	(22,381)

2. Cash flows from investing activities
2.1 Payments to acquire or for:
(a) entities	—	—
(b) businesses	—	—
(c) property, plant and equipment	(10)	(16)
(d) investments	—	—
(e) intellectual property	—	—
(f) other non-current assets	(13)	(38)

ASX Listing Rules Appendix 4C (17/07/20)	Page 1
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows	Current quarter $A’000	Year to date (9 months) $A’000
2.2 Proceeds from disposal of:
(a) entities	—	—
(b) businesses	—	—
(c) property, plant and equipment	—	—
(d) investments	—	—
(e) intellectual property	—	—
(f) other non-current assets	—	—
2.3 Cash flows from loans to other entities	—	—
2.4 Dividends received (see note 3)	—	—
2.5 Other (provide details if material)	15	15

2.6 Net cash from / (used in) investing activities	(8)	(39)

3. Cash flows from financing activities
3.1 Proceeds from issues of equity securities (excluding convertible debt securities)	—	52,975
3.2 Proceeds from issue of convertible debt securities	—	—
3.3 Proceeds from exercise of options	—	—
3.4 Transaction costs related to issues of equity securities or convertible debt securities	—	(2,427)
3.5 Proceeds from borrowings	—	—
3.6 Repayment of borrowings	—	—
3.7 Transaction costs related to loans and borrowings	—	—
3.8 Dividends paid	—	—
3.9 Other (provide details if material) -Payment for the finance lease liability under AASB 16)	(44)	(141)

3.10 Net cash from / (used in) financing activities	(44)	50,407

4. Net increase / (decrease) in cash and cash equivalents for the period
4.1 Cash and cash equivalents at beginning of period	99,656	60,593
4.2 Net cash from / (used in) operating activities (item 1.9 above)	(10,952)	(22,381)

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 2

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows	Current quarter $A’000	Year to date (9 months) $A’000
4.3 Net cash from / (used in) investing activities (item 2. 6 above)	(8)	(39)
4.4 Net cash from / (used in) financing activities (item 3.10 above)	(44)	50,407
4.5 Effect of movement in exchange rates on cash held	(1,456)	(1,384)

4.6 Cash and cash equivalents at end of period	87,196	87,196

5. Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter $A’000	Previous quarter $A’000
5.1 Bank balances	56,970	39,947
5.2 Call deposits	29,924	59,407
5.3 Bank overdrafts	—	—
5.4 Other (provide details if material)
-Term deposit	302	302
-Restricted cash (Advance payment from shareholder for SPP)	—	—

5.5 Cash and cash equivalents at end of quarter (should equal item 4.6 above)	87,196	99,656

6. Payments to related parties of the entity and their associates	Current quarter $A’000
6.1 Aggregate amount of payments to related parties and their associates included in item 1	127
6.2 Aggregate amount of payments to related parties and their associates included in item 2	—

Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments.

The amount at 6.1 includes payment of Non-Executive Directors’ fees and Executive Directors’ remuneration.

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 3

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

7.   Financing facilities
    Note: the term “facility’ includes all forms of financing arrangements available to the entity.

    Add notes as necessary for an understanding of the sources of finance available to the entity.

	Total facility amount at quarter end $A’000	Amount drawn at quarter end $A’000
7.1 Loan facilities	—	—
7.2 Credit standby arrangements	—	—
7.3 Other (please specify)	—	—
7.4 Total financing facilities	—	—
7.5 Unused financing facilities available at quarter end		—

7.6  Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.

N/A

8. Estimated cash available for future operating activities	$A’000
8.1 Net cash from / (used in) operating activities (item 1.9)	(10,952)
8.2 Cash and cash equivalents at quarter end (item 4.6)	87,196
8.3 Unused finance facilities available at quarter end (item 7.5)	—

8.4 Total available funding (item 8.2 + item 8.3)	87,196

8.5 Estimated quarters of funding available (item 8.4 divided by item 8.1)	7.96

Note: if the entity has reported positive net operating cash flows in item 1.9, answer item 8.5 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.5.

8.6 If item 8.5 is less than 2 quarters, please provide answers to the following questions:

8.6.1 Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?

Answer:

8.6.2 Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

Answer:

8.6.3 Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?

Answer:

Note: where item 8.5 is less than 2 quarters, all of questions 8.6.1, 8.6.2 and 8.6.3 above must be answered.

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 4

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Date:	29 April 2022

Authorised by:	By the Board
(Name of body or officer authorising release – see note 4)

Notes

1.

This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.

If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

4.

If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.

If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 5